AYRO, Inc.

900 E. Old Settlers Boulevard, Suite 100

Round Rock, Texas 78664

December 6, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mariam Mansaray and Matthew Derby

Re:	AYRO, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Originally filed on September 8, 2023, as amended on September 27, 2023 and November 30, 2023
File No. 333-274439 (as amended, the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, AYRO, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 5:00 p.m., Eastern Time, on December 8, 2023, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

AYRO, Inc.

By:	/s/ Thomas M. Wittenschlaeger
Thomas M. Wittenschlaeger
President and Chief Executive Officer

cc:	Rick Werner, Esq., Haynes and Boone, LLP